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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 20, 2003

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53
D-81541 Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

        This Report on Form 6-K contains a press release of Infineon Technologies AG dated January 20, 2003 announcing Infineon Technologies AG's first quarter results for the 2003 financial year.

News Release/Presseinformation

Infineon Reports First Quarter Results for Fiscal Year 2003

  •
  First quarter revenues were Euro 1.52 billion—up 10 percent sequentially and up 47 percent year-on-year

  •
  Revenue increase was mainly driven by increased demand for memory products and chips used in mobile communications

  •
  Another record sales quarter of the automotive & industrial segment

  •
  First quarter EBIT was a loss of Euro 31 million, a strong improvement from a loss of Euro 292 million sequentially and from a loss of Euro 564 million year-on-year

  •
  Memory Products group achieved profitability through improved sales, significant cost reductions and productivity increases

  •
  Best industry cost position in the DRAM market

  •
  Continued solid cash position

        Munich, Germany—January 20, 2003—Infineon Technologies AG (FSE/NYSE: IFX), one of the world's leading semiconductor manufacturers, today announced results for its first quarter in fiscal year 2003, ended December 31, 2002. The company had revenues of Euro 1.52 billion, an increase of 10 percent sequentially and 47 percent year-on-year. The revenue increase was mainly driven by higher demand for memory products and semiconductors used in mobile phones and the continued strong performance of the automotive & industrial segment. The revenue increase also reflects the first time consolidation of a full quarter of revenues of Ericsson Microelectronics, which Infineon acquired in September 2002.

        Dr. Ulrich Schumacher, President and CEO of Infineon Technologies AG commented: "Our focus on technology and cost leadership resulted in further market share gains. We improved our revenue performance sequentially and year-on-year and achieved profitability in our memory products group by improved pricing, product mix and by significantly reducing the fully loaded costs of our memory chips."

        Quarterly EBIT (earnings before interest and taxes) was a loss of Euro 31 million, a strong improvement from a loss of Euro 292 million in the previous quarter, which included exceptional effects of 119 million Euro, and from a loss of Euro 564 million in the first quarter of the last fiscal year. The improved earnings performance was mainly due to further cost reductions in the memory product segment and a shift in sales towards higher margins products.

        Net loss amounted to Euro 40 million compared to a net loss of Euro 506 million in the previous quarter, which included a non-cash charge of Euro 275 million to establish a deferred tax valuation allowance. The first quarter tax expense continues to reflect a valuation allowance for tax losses incurred in certain tax jurisdictions according to US GAAP. Basic and diluted loss per share for the first quarter of fiscal year 2003 was Euro 0.06, improving from a loss per share of Euro 0.72 in the previous quarter and Euro 0.48 year-on-year.

        Expenditures for Research and Development in the first quarter totaled Euro 265 million, or 17 percent of sales, down from Euro 292 million sequentially. The reduction is principally due to in-process research and development charges in the previous quarter of Euro 37 million. "With our continued investment in R&D and advanced manufacturing processes we have significantly improved our productivity and reduced production costs, particularly for memory products," said Dr. Schumacher.

        SG&A expenses totaled Euro 172 million or 11 percent of total revenues, compared to Euro 163 million or 12 percent of total revenues in the previous quarter.

        Infineon's gross cash position, representing cash and cash equivalents, marketable securities, and restricted cash, amounted to Euro 1.6 billion, down sequentially from Euro 2 billion. The decrease in gross cash was mainly due to investments for 300mm volume production and for the introduction of the next shrink to 0.11 micron technology, the build-up of inventories, principally in memory products, and a volume related increase in accounts receivable.

        Revenues outside Europe constituted 54 percent of total revenues, up from 53 percent in the previous quarter, reflecting Infineon's increased market penetration in Asia and Japan. As of December 31, 2002, Infineon had approximately 30,900 employees worldwide, including about 5,400 engaged in research and development.

Business Group Performance

        Effective November 1, 2002, Infineon merged its Wireless Solutions and Security and Chip Card ICs groups into a single group called Secure Mobile Solutions. Infineon believes that combining the operations of the two groups will enable it to better address the continuing convergence of the markets for security and mobile applications, for example in future generations of mobile phones. The merger also reflects the company's increased focus on providing integrated solutions under its recently announced "Agenda 5-to-1" corporate strategy. The integration of these two business groups is reflected in the following discussions and in the attached financial results tables, which have been reclassified for all earlier periods to reflect the new reporting structure.

        The Automotive & Industrial group's first quarter revenues reached another all-time high of Euro 334 million, an increase of 4 percent sequentially and of 22 percent year-on-year. The increase resulted principally from stronger volume sales in power management & supply products as well as automotive power applications. EBIT improved sequentially to Euro 44 million compared to Euro 38 million in the previous quarter and to Euro 20 million year-on-year. The EBIT improvement was mainly due to continued cost reductions and productivity increases and was achieved in the face of significant pricing pressure in the automotive electronics market.

        Infineon further penetrated the market for next generation engine management with improved sales of its 32bit TriCore microcontroller technology and also gained further market share for power management & supply applications, particularly in Asia. A successful restructuring of the sensors business has already improved that segment's sales, especially sales of magnetic and pressure sensors.

        Wireline Communications revenues improved slightly to Euro 106 million in the fourth quarter, up 1 percent from the previous quarter, and up 28 percent year-on-year. The sequential revenue increase was due principally to improved sales of Ethernet over VDSL access technology in the Asian markets. EBIT improved to a loss of Euro 42 million from a loss of Euro 45 million in the previous quarter, and improved significantly from a loss of Euro 85 million year-on-year. The year-on-year improvement was principally driven by significantly improved sales volumes and cost savings.

        Infineon further strengthened its position in the Asian markets as the leading vendor of next generation high-speed VDSL broadband access technology despite a continuing difficult market environment. Further reductions by global carriers in infrastructure investments negatively affected the market for wireline communication products, in particular hampering a recovery in demand for fiber optics and optical networking products. Infineon is the first vendor to introduce 10G XPAK transceivers for the fiber optics market, and expects the first sales of these products in the third quarter of this fiscal year.

        Secure Mobile Solutions' first quarter revenues were Euro 412 million, up 11 percent from the previous quarter and up 44 percent compared to the first quarter of last year. The revenues increase was mainly driven by the stronger Christmas business for mobile phones. It also included the full quarter revenues from Ericsson Microelectronics, acquired in September 2002. EBIT amounted to a loss of Euro 28 million, compared to a loss of Euro 22 million in the previous quarter but improved from a loss of Euro 60 million year-on-year. The quarterly loss was mainly due to lower sales volumes and strong pricing pressure for chip card ICs, as well as integration costs and operating losses totaling Euro 34 million for the acquired Ericsson Microelectronics business. EBIT also included acquisition-related charges of Euro 5 million, compared to Euro 39 million in the prior quarter.

        Infineon strengthened its position in the market for next generation mobile solutions with the introduction of a complete EDGE platform integrating the multimedia-capable baseband IC S-GOLD, the RF-chip SMARTi DC+ and a power management chip. The company announced a comprehensive alliance with Agere Systems for the development of fast wireless network solutions solutions (WLAN, IEEE 802.11a/b/g) including the cross licensing of intellectual property and a mutual supply agreement.

        Infineon also received the Sesames Award, which honors the best technological innovation at the Cartes 2002 exhibition for one of its own microcontrollers for contactless chip card applications and another one that was jointly developed with Sony. The company strengthened its position as a supplier for the "Trusted Platform Module Alliance" with the design-in at an additional leading OEM.

        The Memory Products group's first quarter revenues were Euro 542 million, a strong increase of 24 percent sequentially and of 89 percent over revenues for the first quarter of the last fiscal year, mainly driven by improved demand. Sales also benefited from the access to recently established capacity co-operations, such as Winbond. EBIT improved significantly both sequentially and on a year-on-year basis to Euro 29 million, up from a loss of Euro 204 million in the previous quarter and up from a loss of Euro 375 million in the first quarter of the last fiscal year. The strong earnings improvement and return to profitability was primarily due to increased sales volumes, significantly improved manufacturing costs, and a better product mix.

        Infineon further strengthened its world leadership for 300mm production by achieving the cost cross-over with regard to 200mm production (i.e., volume production on 300mm wafers became more cost efficient than on 200mm wafers) in its 300mm facility in Dresden. Volume production on 300mm has now reached more than 5,000 wafer starts per week and the company is well advanced in its conversion to 0.14-micron technology. Infineon has expanded its manufacturing partnership-network by entering into an agreement with Semiconductor Manufacturing International Corporation (SMIC) in China. Under the terms of the agreement, Infineon will provide its 0.14-micron DRAM trench technology to SMIC and SMIC will manufacture DRAM products exclusively for Infineon using this technology. Following the ramp-up of the SMIC facility, the cooperation will enable Infineon to increase its overall capacity by around 20,000 wafer starts per month by 2005. Infineon has also qualified its 512Mbit DDR components in 0.14-micron at all leading customers.

        Infineon has decided to withdraw from the ProMOS joint venture in Hsinchu, Taiwan, due to repeated material breaches of contract by Mosel Vitelic. As of January 1, 2003, Infineon has discontinued its purchase of products from ProMOS. This withdrawal is not expected to affect Infineon's leading DRAM market position due to its other existing cooperations with Taiwanese partners and cost and productivity improvements.

        In the Other operating segment, first quarter revenues were Euro 119 million, down 13 percent sequentially and up 27 percent year-on-year. EBIT improved to Euro 6 million compared to a loss of Euro 5 million in the previous quarter and a positive EBIT of Euro 15 million in the first quarter of fiscal year 2002.

        In Corporate and Reconciliation, EBIT improved to a loss of Euro 40 million, from a loss of Euro 54 million in the prior quarter and from Euro 79 million a year ago, principally due to reduced idle capacity costs resulting from improved utilization.

Outlook for the first half of calendar year 2003

        "Although we see first signs of a positive market trend it is still too early to speak of a sustained overall market improvement. We look with cautious optimism into the future and expect a further stable development of demand in most segments. But we also expect an ongoing difficult market environment with continued pricing pressure in our wireline communications and secure mobile solutions segments in the first half of calendar year 2003," commented Dr. Schumacher.

        For its secure mobile solutions segment, Infineon expects increased demand for GSM/GPRS mobile handsets in 2003. The company currently forecasts an increase to 440 million units sold in calendar year 2003. However, during the second quarter the company expects a slight decrease in sales volumes due to seasonally reduced demand after Christmas. For the security and chip card ICs market Infineon expects a seasonal weakness in demand and continued strong pricing pressure for security controllers used in mobile communications (SIM card ICs). However, for the second half of calendar year 2003 Infineon still expects an overall market improvement.

        Further reductions of approximately 10 percent in capital expenditures for global wireline telecom infrastructure are expected for 2003 following a deterioration of approximately 37 percent in 2002, according to industry analysts. Restricted enterprise and carrier spending for network equipment is expected to continue to affect Infineon's fiber optics and optical networking businesses. However, as the DSL rollout gains momentum, the company expects to benefit from stronger demand for broadband access (ADSL, VDSL), especially in Asia and Japan.

        Despite strong pricing pressure in the automotive electronics and automotive semiconductor markets, Infineon anticipates that further productivity increases combined with leading product performance in its automotive semiconductor business will enable the company to continuously gain market share. Infineon expects the strongest growth to be in power semiconductors and in power management and supply products.

        Infineon anticipates that the second quarter of fiscal year 2003 will only see a slight increase of demand for memory products, following robust sales during the first quarter, which included the Christmas season. The development of prices will depend on the market's psychology and end-consumer behavior. A sustained improvement in prices during calendar year 2003 would require stronger demand from the corporate replacement cycle and increased infrastructure investments.

        "We are among the first who returned to profitability in the memory market. Our continued investment in technology for 300mm production is beginning to pay off. We are confident that our successful shrink roadmap combined with the expansion of our strategic manufacturing cooperations will enable us to gain further market share and establish Infineon as a top three player in the global DRAM market in the foreseeable future," said Dr. Schumacher.

FINANCIAL INFORMATION
According to US GAAP—Unaudited

Consolidated Statements of Operations

	3 months ended
in Euro million
	12/31/2001	09/30/2002	12/31/2002
Net sales	1,034	1,384	1,523
Cost of goods sold	(1,132)	(1,241)	(1,121)

Gross (loss) profit	(98)	143	402

Research and development expenses	(267)	(292)	(265)
Selling, general and administrative expenses	(164)	(163)	(172)
Restructuring charges	(13)	(9)	(1)
Other operating income (expense), net	33	3	(7)

Operating loss	(509)	(318)	(43)

Interest (expense) income, net	(2)	(8)	1
Equity in (losses) earnings of associated companies	(32)	(9)	16
Gain on associated company share issuance	—	18	—
Other (expense) income	(23)	17	(4)
Minority interests	1	2	2

Loss before income taxes	(565)	(298)	(28)

Income tax benefit (expense)	234	(208)	(12)

Net loss	(331)	(506)	(40)

Weighted average of outstanding shares—basic and diluted	692	702	721

Loss per share—basic and diluted	(0.48)	(0.72)	(0.06)

Regional Sales Development

	3 months ended
Regional sales in % *
	12/31/2002	09/30/2002	12/31/2002
Germany	30%	27%	26%
Other Europe	22%	20%	20%
America (NAFTA)	21%	22%	22%
Asia / Pacific	27%	30%	32%
Other	0%	1%	0%

Total	100%	100%	100%

Europe	52%	47%	46%

Non-Europe	48%	53%	54%

*
Effective from FY 2003 the Eastern European countries are included in "Other Europe" and were previously reflected in "Other". Prior period amounts have been reclassified to be consistent with the current presentation.

Segment results

	3 months ended			3 months ended
Net sales in Euro million
	12/31/2001*	12/31/2002	+/- in %	09/30/2002*	12/31/2002	+/- in %
Wireline Communications	83	106	28	105	106	1
Secure Mobile Solutions	286	412	44	370	412	11
Automotive and Industrial	273	334	22	321	334	4
Memory Products	287	542	89	437	542	24
Other	94	119	27	137	119	(13)
Corporate and Reconciliation	11	10	(9)	14	10	(29)

Infineon consolidated	1,034	1,523	47	1,384	1,523	10

	3 months ended			3 months ended
EBIT in Euro million
	12/31/2001 *	12/31/2002	+/- in %	09/30/2002 *	12/31/2002	+/- in %
Wireline Communications**	(85)	(42)	51	(45)	(42)	7
Secure Mobile Solutions***	(60)	(28)	53	(22)	(28)	(27)
Automotive and Industrial	20	44	120	38	44	16
Memory Products	(375)	29	—	(204)	29	—
Other	15	6	(60)	(5)	6	—
Corporate and Reconciliation	(79)	(40)	49	(54)	(40)	26

Infineon consolidated	(564)	(31)	95	(292)	(31)	89

*
Prior period segment results have been reclassified to be consistent with the current period presentation and organizational structure.

**
Includes acquisition related expenses (amortization of acquired intangible assets, goodwill, deferred compensation and in-process R&D) of Euro 14 million and Euro 5 million for the three months ended 12/31/2001 and 12/31/2002, respectively, as well as Euro 9 million for the three months ended 09/30/2002.

***
Includes acquisition related expenses of Euro 0 million and Euro 5 million for the three months ended 12/31/2001 and 12/31/2002, respectively, as well as Euro 39 million for the three months ended 09/30/2002.

EBIT

        EBIT is defined as earnings (loss) before interest, minority interest and taxes.

        EBIT is determined as follows from the statement of operations, without adjustment to the US GAAP amounts presented:

	3 months ended
in Euro million
	12/31/2001	09/30/2002	12/31/2002
Loss before income taxes	(565)	(298)	(28)
—Minority interests	(1)	(2)	(2)
—Interest (expense) income, net	2	8	(1)

EBIT	(564)	(292)	(31)

Consolidated Balance Sheets

in Euro million	09/30/2002	12/31/2002
Assets
Current assets:
Cash and cash equivalents	1,199	851
Marketable securities	738	712
Trade accounts receivable, net	758	866
Inventories	891	1,074
Deferred income taxes	82	110
Other current assets	523	497

Total current assets	4,191	4,110

Property, plant and equipment, net	4,491	4,416
Long-term investments, net	708	743
Restricted cash	70	70
Deferred income taxes	787	759
Other assets	671	668

Total assets	10,918	10,766

in Euro million	09/30/2002	12/31/2002
Liabilities and shareholders' equity
Current liabilities:
Short-term debt and current maturities	120	108
Trade accounts payable	1,197	1,165
Accrued liabilities	508	490
Deferred income taxes	21	21
Other current liabilities	537	534

Total current liabilities	2,383	2,318

Long-term debt	1,710	1,712
Deferred income taxes	58	59
Other liabilities	609	606

Total liabilities	4,760	4,695

Total shareholders' equity	6,158	6,071

Total liabilities and shareholders' equity	10,918	10,766

Consolidated Statements of Cash Flows

	3 months ended
in Euro million
	12/31/2001	09/30/2002	12/31/2002
Net cash (used in) provided by operating activities	(115)	179	4

Net cash used in investing activities	(194)	(120)	(340)

Net cash provided by (used in) financing activities	514	4	(12)

Net increase (decrease) in cash and cash equivalents	205	63	(348)

Sale of marketable securities	—	(18)	(26)

Free cash flow	(309)	41	(362)

Depreciation and amortization	337	354	353

Purchases of property, plant and equipment	221	213	309

Telephone Conference Information

        Infineon Technologies will host a telephone conference with analysts and investors on January 20, 2003, 8:00 am Central European Time (CET), 2:00 am Eastern Standard Time (U.S. EST), to discuss operating performance of the first quarter of fiscal year 2003. A broadcast of the conference will be available live and for download on Infineon's web site at: http://www.infineon.com

D I S C L A I M E R

        This discussion includes forward-looking statements about our future business. These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Infineon's future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structures, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets. These forward-looking statements are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, as well as the other factors mentioned herein. As a result, our actual results could differ materially from those contained in the forward-looking statements.

        Infineon, the stylized Infineon Technologies design are trademarks and servicemarks of Infineon Technologies AG. All other trademarks are the property of their respective owners.

For the financial and business press	Infineon Technologies AG

INFXX200301.037 e	Corporate Media Relations: Katja Schlendorf Phone: ++49 89 234-26555, Fax: -28482 katja.schlendorf@infineon.com	Corporate Investor Relations: Matthias Poth Phone: ++49 89 234-26655, Fax: -26155 investor.relations@infineon.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: January 20, 2003	By:	/s/ ULRICH SCHUMACHER Dr. Ulrich Schumacher Chairman, President and Chief Executive Officer
	By:	/s/ PETER J. FISCHL Peter J. Fischl Chief Financial Officer

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